EXHIBIT 16.1

Accountants and                                       GRANT THORNTON
Management Consultants                                GRANT THORNTON, LLP

The US Member Firm of
Grant Thornton International



October 4, 1999


Securities and Exchange Commission
Washington, DC  20549

RE:   Metro Global Media, Inc.
      File No. 21634

Dear Sir or Madam:

We have read Item 4 of the Form 8-K/A of Metro Global Media, Inc. (the Company) filed August 23, 1999, and agree with the statements therein that there have been no disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure and Grant Thornton LLP has not audited the Company's May 29, 1999 records nor have we issued a report on the Company's financial statements and further we acknowledge that Mr. Guarino is not currently listed as a member of the Company's Board of Directors.

The remaining disclosures in the final two sentences of paragraph 4 of Item 4 are not consistent with information that came to our attention after we undertook an engagement to audit the Company's financial statements. Based upon comments by Mr. Guarino and others, it became evident to us that Mr. Guarino directly or indirectly had/has operating and financial decision making authority at the Company, a role that had not been previously disclosed to us. Information revealing Mr. Guarino's actual authority prompted us to perform as supplemental due diligence a background review of him and based on this review we made a professional judgement to resign.


Very truly yours,


Grant Thornton, LLP



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